Filed Pursuant to Rule 424(b)(3)

Registration No. 333-155208

PROSPECTUS

SCBT FINANCIAL CORPORATION

886,741 Shares of Common Stock

This prospectus covers the offer and resale of shares of common stock by the selling shareholders identified on page 15 of this prospectus.  All shares are being offered by those shareholders who received shares of our common stock in connection with a private placement transaction that was consummated on October 28, 2008 pursuant to which we issued 1,010,000 shares of our common stock to certain accredited investors.  We have been advised by the selling shareholders that they continued to hold a total of 886,741 of such shares as of February 26, 2009.  We will not receive any of the proceeds from the sales of shares by the selling shareholders.

The selling shareholders may offer and sell the shares from time to time at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices.

SCBT Financial Corporation (“SCBT”) common stock is listed and trades on The NASDAQ Global Select MarketTM under the trading symbol “SCBT.”  On March 6, 2009 the closing sale price of SCBT common stock on The NASDAQ Global Select MarketTM was $17.72 per share.

Our principal executive offices are located at 520 Gervais Street, Columbia, South Carolina, and our telephone number is (800) 277-2175.

An investment in these securities involves risks.  See “Risk Factors” beginning on page 3 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

The date of this prospectus is March 13, 2009

Prospectus

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

PROSPECTUS SUMMARY

To understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements set forth or incorporated by reference into this prospectus.  Before making an investment decision, you should read the entire prospectus and the information incorporated into this prospectus, especially the information presented under the heading “Risk Factors.” In this prospectus, the words “we,” “us,” “our” and similar terms refer to SCBT Financial Corporation  and its subsidiaries, on a consolidated basis, unless the context provides otherwise.

SCBT Financial Corporation

SCBT Financial Corporation (“SCBT”), headquartered in Columbia, South Carolina, is a bank holding company incorporated in 1985 under the laws of South Carolina.  We were formerly named First National Corporation until February 2004.  We provide a wide range of banking services and products to our customers through our wholly-owned subsidiary, SCBT, N.A., a national bank that opened for business in 1932.  On November 8, 2008 and December 6, 2008, we merged The Scottish Bank, N.A. (“TSB”) and South Carolina Bank and Trust of the Piedmont, N.A. (“Piedmont”), respectively, into our one bank subsidiary, SCBT, N.A. (which we refer to as out bank).  TSB now operates as North Carolina Bank and Trust (“NCBT”) and Piedmont operates as South Carolina Bank and Trust of the Piedmont, both divisions of SCBT, N.A.

We provide a full range of retail and commercial banking services, mortgage lending services and trust and investment services through 50 financial centers in 16 South Carolina counties and one North Carolina county.  We have pursued a growth strategy that relies on organic growth, supplemented by acquisitions of selected financial institutions or branches in certain market areas.

Recent Private Placement of Our Common Stock

On October 28, 2008, we consummated a private placement transaction pursuant to which we issued 1,010,000 shares of our common stock to certain accredited investors.  The accredited investors that participated in the private placement are the selling shareholders referred to herein.

In connection with the private placement, we also entered into a registration rights agreement with each of the investors, pursuant to which we agreed to, among other things, use our reasonable best efforts to (i) prepare and file with the Securities and Exchange Commission (the “SEC”), on or before November 7, 2008, a registration statement registering the shares for resale and (ii) cause such registration statement to be declared effective by the SEC as soon as practicable after filing, but in no event later than 100 days from the closing of the private placement.   We filed a registration statement registering the shares for resale on November 7, 2008, and such registration statement was declared effective on December 1, 2008, and we filed a post-effective amendment No. 2 to such registration statement, which was declared effective on March 13, 2009.  See “Selling Shareholders — Registration Rights” beginning on page 18.

The Offering

We issued and sold 1,010,000 shares of our common stock in a private placement to the selling shareholders on October 28, 2008.  We have been advised by the selling shareholders that they continued to hold a total of 886,741 of such shares as of February 26, 2009.  This prospectus covers the resale by the selling shareholders of such shares of common stock, as described below:

Common stock offered by the selling shareholders	886,741 shares as of February 26, 2009.

Common stock outstanding	11,322,178 shares as of February 26, 2009.

Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts. See “Use of Proceeds” on page 14.

The NASDAQ Global Select MarketTM Trading Symbol	SCBT

Risk Factors

You should read the “Risk Factors” beginning on page 3, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

Corporate Information

Our principal executive offices are located at 520 Gervais Street, Columbia, South Carolina 29201. Our mailing address at this facility is Post Office Box 1030, Columbia, South Carolina 29202 and our telephone number is (800) 277-2175.  Information on our website, www.scbtonline.com, is not incorporated herein by reference and is not part of this prospectus.

Our common stock trades on The NASDAQ Global Select MarketTM under the ticker symbol “SCBT.”

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected.  If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise.  We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

General Business Risks

Recent negative developments in the financial industry, the domestic and international credit markets, and the economy in general may adversely affect our operations and results.

Negative developments that began in the latter half of 2007, became more severe during 2008 and have continued in 2009 in the global credit and securitization markets have resulted in unprecedented volatility and disruption in the financial markets and a general economic downturn.  As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have shown deterioration at our bank and at many other institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.  As a result, significant new federal laws and regulations relating to financial institutions, including, without limitation, EESA and the U.S. Treasury Department’s CPP, have been adopted.  Furthermore, the potential exists for additional federal or state laws and regulations regarding, among other matters, lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders.  Negative developments in the financial industry, the domestic and international credit markets, and the economy in general and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and materially and adversely impact our results of operations and financial condition.  We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

At December 31, 2008, we had 53 securities available for sale in an unrealized loss position, which totaled $7.8 million.  The majority of our unrealized loss position resulted from eight pooled trust preferred securities.  These securities had a $6.9 million unrealized loss position as of December 31, 2008, which was affected by the significant market turmoil that occurred during the third and fourth quarters of 2008 and that remains in the global financial markets.

On September 7, 2008, the U.S. Treasury announced that Freddie Mac (along with Fannie Mae) has been placed into conservatorship under the control of the newly created Federal Housing Finance Agency.  As a result of these recent events, during the third quarter of 2008, we incurred a $9.8 million OTTI charge related to our Freddie Mac preferred stock.  Going forward, we do not expect to receive dividends on our Freddie Mac preferred stock for an indefinite period of time.  We received pre-tax dividends of $302,000 on our Freddie Mac preferred stock in the first six months of 2008.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

EESA was signed into law on October 3, 2008 in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to EESA, the U.S. Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The U.S. Treasury announced the CPP under EESA pursuant to which it has purchased and may continue to purchase senior preferred stock in participating financial institutions. On January 16, 2009, we entered into the securities purchase agreement with the U.S. Treasury providing for our issuance of Series T Preferred Stock and a warrant to the U.S. Treasury.

In addition, the FDIC created the TLGP as part of a larger government effort to strengthen confidence and encourage liquidity in the nation’s banking system.  The TLGP has two components. First, the FDIC will provide a complete guarantee of certain unsecured debt of participating organizations issued before June 30, 2009. Second, the FDIC will provide full insurance coverage for non-interest bearing transaction accounts, regardless of dollar amount, until December 31, 2009.  We did not opt out of the TLGP, so our non-interest bearing transaction accounts are covered and we do not expect to issue unsecured debt before the termination of that component of the TLGP.

On February 17, 2009, the ARRA was signed into law in an effort to, among other things, create jobs and stimulate growth in the United States economy.  The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs.  The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in the U.S. Treasury’s TARP, which includes programs such as the CPP in which we participate.

There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit.  It could also result in declines in our investment portfolio which could be “other-than-temporary impairments.”

Our estimated allowance for loan losses may be inadequate and an increase in the allowance would reduce earnings.

We are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to ensure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and ability to meet obligations.  The volatility and deterioration in foreign and domestic markets may also increase our risk for credit losses.  The composition of our loan portfolio, primarily secured by real estate, reduces loss exposure.  At December 31, 2008, we had approximately 12,800 loans secured by real estate with an average loan balance of approximately $152,000.  At December 31, 2008, we had approximately 28,900 total loans with an average loan balance of approximately $79,000.  We evaluate the collectability of our loan portfolio and provide an allowance for loan losses that we believe to be adequate based on a variety of factors including but not limited to: the risk characteristics of various classifications of loans, previous loan loss experience, specific loans that have loss potential, delinquency trends, estimated fair market value of the collateral, current economic conditions, the views of our regulators, and geographic and industry loan concentrations.  If our evaluation is incorrect and borrower defaults cause losses that exceed our allowance for loan losses, our earnings could be significantly and adversely affected.  These risks have been exacerbated by the recent developments in national and international financial markets and the economy in general.  No assurance can be given that the allowance will be adequate to cover loan losses inherent in our portfolio.  We may experience losses in our loan portfolios or perceive adverse conditions and trends that may require us to significantly increase our allowance for loan losses in the future, a decision that would reduce earnings.

We are exposed to higher credit risk by commercial real estate, commercial business, and construction lending.

Commercial real estate, commercial business and construction lending usually involves higher credit risks than that of single-family residential lending.  These types of loans involve larger loan balances to a single borrower or groups of related borrowers.  Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity.  A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Risk of loss on a construction loan depends largely upon whether our initial estimate of the property’s value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing.  During the construction phase, a number of factors can result in delays and cost overruns.  If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

Commercial business loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans have the following characteristics: (i) depreciate over time, (ii) difficult to appraise and liquidate, and (iii) fluctuate in value based on the success of the business.

Commercial real estate, commercial business, and construction loans are more susceptible to a risk of loss during a downturn in the business cycle.  Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans.

As of December 31, 2008, our outstanding commercial real estate loans were equal to 316.9% of our total risk-based capital.  The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Our business is predominately in two states, South Carolina, and Mecklenburg County of North Carolina; therefore, continuation of the economic downturn in South Carolina and this North Carolina County could negatively impact results from operations and financial condition.

Because of our concentration of business in a two-state region, continuation of the economic downturn in that particular region could make it more difficult to attract deposits and could cause higher rates of loss and delinquency on our loans than if the loans were more geographically diversified.  Adverse economic conditions in these regions, including, without limitation, declining real estate values, could cause our levels of non-performing assets and loan losses to increase.  If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled.  A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate.  As of December 31, 2008, approximately 84.1% of our loans had real estate as a primary or secondary component of collateral.  The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended.  A weakening of the real estate market in our geographic footprint could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality.  If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.  Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Liquidity needs could adversely affect our results of operations and financial condition.

The primary sources of our bank’s funds are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We may decide to make future acquisitions, which could dilute current shareholders’ stock ownership and expose us to additional risks.

In accordance with our strategic plan, we regularly evaluate opportunities to acquire other banks and/or branch locations to expand SCBT. As a result, we may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short and long-term liquidity.

Our acquisition activities could be material to SCBT. For example, we could issue additional shares of common stock in a purchase transaction, which could dilute current shareholders’ ownership interest in SCBT. These activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.  Any potential charges for impairment related to goodwill would not impact cash flow, tangible capital or liquidity.

Our acquisition activities could involve a number of additional risks, including the risks of:

•      incurring time and expense associated with identifying and evaluating potential acquisitions and merger partners and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business;

•      using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

•      the time and expense required to integrate the operations and personnel of the combined businesses;

•      creating an adverse short-term effect on our results of operations; and

•      losing key employees and customers as a result of an acquisition that is poorly received.

We may be exposed to difficulties in combining the operations of acquired entities such as TSB into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired entity.  In addition, the markets and industries in which SCBT and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of acquired entities as a result of an acquisition.  We also may lose key personnel from the acquired entity as a result of an acquisition.  We may not discover all known and unknown factors when examining a company for acquisition during the due diligence period.  These factors could produce unintended and unexpected consequences for us.  Undiscovered factors as a result of acquisition, pursued by non-related third party entities, could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities acquired.  These factors could contribute to SCBT not achieving the expected benefits from its acquisitions within desired time frames, if at all.

New or acquired banking office facilities and other facilities may not be profitable.

We may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term. If branches of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

We are exposed to a need for additional capital resources for the future and these capital resources may not be available when needed or at all.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance.  We cannot provide assurance that such financing will be available to us on acceptable terms or at all.

Our net interest income may decline based on the interest rate environment.

We depend on our net interest income to drive profitability.  Differences in volume, yields or interest rates and differences in income earning products such as interest-earning assets and interest-bearing liabilities determine our net interest income.  We are exposed to changes in general interest rate levels and other economic factors beyond our control.  Net interest income may decline in a particular period if:

•      In a declining interest rate environment, more interest-earning assets than interest-bearing liabilities re-price or mature, or

•      In a rising interest rate environment, more interest-bearing liabilities than interest-earning assets re-price or mature.

Our net interest income may decline based on our exposure to a difference in short-term and long-term interest rates.  If the difference between the interest rates shrinks or disappear, the difference between rates paid on deposits and received on loans could narrow significantly resulting in a decrease in net interest income.  In addition to these factors, if market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thus reducing our net interest income.  Also, certain adjustable rate loans re-price based on lagging interest rate indices.  This lagging effect may also negatively impact our net interest income when general interest rates continue to rise periodically.

Our primary policy is to monitor exposure to interest rate increases and decreases of as much as 200 basis points ratably over a 12-month period.  As of December 31, 2008, the earnings simulations indicated that the impact of a 200 basis point increase in rates over 12 months would result in an approximate 1.85% increase in net interest income as compared with a base case unchanged interest rate environment.  As a result of the current rate environment with federal funds rates between zero and 25 basis points, our simulation does not produce a realistic scenario for the impact of a 200 basis point decrease in rates. These results indicate that our rate sensitivity is slightly asset sensitive to the indicated change in interest rates over a one-year horizon.

We are exposed to the possibility that more prepayments may be made by customers to pay down loan balances, which could reduce our interest income and profitability.

Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general United States economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans.  Therefore, changes in prepayment rates are difficult to predict.  Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan.  As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate.  The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time, which varies between loans.  If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated.  We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities.  Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income.  We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

We may not be able to adequately anticipate and respond to changes in market interest rates.

We may be unable to anticipate changes in market interest rates, which are affected by many factors beyond our control including but not limited to inflation, recession, unemployment, money supply, monetary policy, and other changes that affect financial markets both domestic and foreign. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, customer loan and deposit preferences, and the timing of changes in these variables. In the event rates increase, our interest costs on liabilities may increase more rapidly than our income on interest earning assets, thus a deterioration of net interest margins. As such, fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships.  We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients.  Many of these transactions expose us to credit risk in the event of a default by a counterparty or client.  In addition, our credit risk may be exacerbated when the collateral held by SCBT cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to SCBT.  Any such losses could have a material adverse effect on our financial condition and results of operations.

We could experience a loss due to competition with other financial institutions.

The banking and financial services industry is very competitive.  Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. The financial services industry has and is experiencing an ongoing trend towards consolidation in which fewer large national and regional banks and other financial institutions are replacing many smaller and more local banks. These larger banks and other financial institutions hold a large accumulation of assets and have significantly greater resources and a wider geographic presence or greater accessibility.  In some instances, these larger entities operate without the traditional brick and mortar facilities that restrict geographic presence.  Some competitors are able to offer more services, more favorable pricing or greater customer convenience than SCBT.  In addition, competition has increased from new banks and other financial services providers that target our existing or potential customers.  As consolidation continues among large banks, we expect other smaller institutions to try to compete in the markets we serve.

Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in the industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information.  We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer.  Our earnings are significantly affected by our ability to properly originate, underwrite and service loans.  Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes.  Our critical accounting policies, included in this document, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered “critical” by us because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures.  As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

We are exposed to the possibility of technology failure.

We rely on our computer systems and the technology of outside service providers.  Our daily operations depend on the operational effectiveness of their technology.  We rely on our systems to accurately track and record our assets and liabilities.  If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition.

We are exposed to a possible loss of our employees and critical management team.

We are dependent on the ability and experience of a number of key management personnel who have substantial experience with our operations, the financial services industry, and the markets in which we offer products and services.  The loss of one or more senior executives or key managers may have an adverse effect on our operations.  Also, as we continue to grow operations, our success depends on our ability to continue to attract, manage, and retain other qualified middle management personnel.  We cannot guarantee that we will continue to attract or retain such personnel.

The FDIC Deposit Insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC.  During the year ended December 31, 2008, we paid $1.3 million in deposit insurance assessments.  Due to the recent failure of several unaffiliated FDIC insurance depository institutions and the FDIC’s new liquidity guarantee program, the deposit insurance premium assessments paid by all banks will likely increase.  In addition,  new FDIC requirements shift a greater share of any increase in such assessments onto institutions with higher risk profiles, including banks with heavy reliance on brokered deposits, such as our bank.

Negative public opinion surrounding our company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our company and the financial institutions industry generally, is inherent in our business.  Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities.  Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action.  Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Legal and Regulatory Risks

Because of our participation in the U.S. Treasury Department’s CPP, we are subject to several restrictions including restrictions on compensation paid to our executives and other employees.

Pursuant to the terms of the securities purchase agreement between us and the U.S. Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds the equity issued pursuant to the securities purchase agreement, including the common stock which may be issued pursuant to the warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

ARRA has imposed additional and broader compensation restrictions on CPP participants, which restrictions will be implemented by additional regulations.  It will require significant time, effort, and resources on our part to ensure compliance, and the evolving regulations regarding compensation may restrict our ability to compete successfully for executive and management talent.

Legislation or regulatory changes could cause us to seek to repurchase the preferred stock and the warrant that we sold to the U.S. Treasury pursuant to the CPP.

Legislation that has been adopted after we closed on our sale of preferred stock and a warrant to the U.S. Treasury for $64.8 million pursuant to the CPP on January 16, 2009, including ARRA, and legislation or regulations that may be implemented in the future, may have a material, retroactive impact on the terms of our CPP transaction with the U.S. Treasury.   These new legal requirements may have unforeseen, unintended or other adverse effects on the financial services industry as a whole and in particular on CPP participants such as SCBT.  If we determine that any such legislation or any regulations, in whole or in part, alter the terms of our CPP transaction with the U.S. Treasury in ways that we believe are adverse to our ability to effectively manage our business, then it is possible that we may seek to unwind, in whole or in part, the CPP transaction by repurchasing some or all of the preferred stock and the warrant that we sold to the U.S. Treasury pursuant to the CPP.  If we were to repurchase all or a portion of such preferred stock or the warrant, then our capital levels could be materially reduced and we may incur substantial expense in connection with any such repurchases.

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank.

We are subject to Federal Reserve Board regulation.  Our bank is subject to extensive regulation, supervision, and examination by our primary federal regulator, the Office of the Comptroller of the Currency (“OCC”), and by the Federal Deposit Insurance Corporation (“FDIC”), the regulating authority that insures customer deposits.  Also, as a member of the Federal Home Loan Bank (“FHLB”), our bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB.  Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders.  Our bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities.  A sufficient claim against our bank under these laws could have a material adverse effect on our results of operations.

We are exposed to declines in the value of qualified pension plan assets or unfavorable changes in laws or regulations that govern pension plan funding, which could require us to provide significant amounts of funding for our qualified pension plan.

As a matter of course, we anticipate that we will make material cash contributions to our qualified defined benefit pension plan in the near and long term.  A significant decline in the value of qualified pension plan assets in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding.  As a result, we may be required to fund our qualified defined benefit pension plan with a greater amount of cash from operations, perhaps by an additional material amount.

We are exposed to further changes in the regulation of financial services companies.

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America, the General Assembly of the State of South Carolina, and the General Assembly of the State of North Carolina.  The agencies regulating the financial services industry also periodically adopt changes to their regulations.  On September 7, 2008, the U.S. Treasury Department announced that Freddie Mac (along with Fannie Mae) has been placed into conservatorship under the control of the newly created Federal Housing Finance Agency.  On October 3, 2008, EESA was signed into law, and on October 14, 2008 the U.S. Treasury Department announced its CPP under EESA.  It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business. We can provide no assurance regarding the manner in which any new laws and regulations will affect us. See “Risk Factors — We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank” above.

Risks Related to an Investment in Our Common and Preferred Stock

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our bank’s ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations.  The ability of our bank to pay cash dividends to our holding company is limited by its obligation to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to national banks and banks that are regulated by the FDIC.  If our bank is not permitted to pay cash dividends to our holding company, it is unlikely that we would be able to pay cash dividends on our common stock. See “Risk Factors – We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank” on page 9.

As long as shares of our Series T Preferred Stock are outstanding, no dividends may be paid on our common stock unless all dividends on the Series T Preferred Stock have been paid in full.  Additionally, prior to January 16, 2012, so long as the U.S. Treasury owns shares of the Series T Preferred Stock, we are not permitted to increase cash dividends on our common stock without the U.S. Treasury’s consent.  The dividends declared on shares of our Series T Preferred Stock will reduce the net income available to common shareholders and our earnings per common share.  Additionally, the warrant to purchase our common stock issued to the U.S. Treasury, in conjunction with the issuance of the Series T Preferred Stock, may be dilutive to our earnings per share. The shares of our Series T preferred stock will also receive preferential treatment in the event of our liquidation, dissolution or winding up.

More specifically, the securities purchase agreement between us and the U.S. Treasury pursuant to the CPP provides that prior to the earlier of (i) January 16, 2012 and (ii) the date on which all of the shares of the Series T Preferred Stock have been redeemed by us or transferred by the U.S. Treasury to third parties, we may not, without the consent of the U.S. Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series T Preferred Stock) or trust preferred securities.  In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series T Preferred Stock.  These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock.   Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

The Series T Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the warrant we issued to the U.S. Treasury may be dilutive to holders of our common stock.

The dividends declared on our Series T Preferred Stock issued to the U.S. Treasury pursuant to the CPP will reduce the net income available to common shareholders and our earnings per common share. The Series T Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of SCBT.  Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to the U.S. Treasury in conjunction with the sale to the U.S. Treasury of the Series T Preferred Stock is exercised.  The shares of common stock underlying the warrant represent approximately 2.6% of the shares of our common stock outstanding as of January 16, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding).  Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

If we are unable to redeem the Series T Preferred Stock after five years, we will be required to make higher dividend payments on this stock, thereby substantially increasing our cost of capital.

If we are unable to redeem the Series T Preferred Stock issued to the Treasury pursuant to the CPP prior to February 15, 2014, the dividend rate will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the Series T Preferred Stock could have a material negative effect on our liquidity, our net income available to common shareholders, and our earnings per share.

We may issue additional shares of stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 40,000,000 shares of common stock and 10,000,000 shares of preferred stock.  As of December 31, 2008, we had 11,250,603 shares of common stock outstanding and had reserved for issuance 351,553 shares underlying options that are or may become exercisable at an average price of $26.94 per share.  In addition, as of December 31, 2008, we had the ability to issue 365,858 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. In addition, as of December 31, 2008, we had no shares of Series T Preferred Stock outstanding. Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans.  We may seek additional equity capital in the future as we develop our business and expand our operations.  Any issuance of additional shares of stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock.  Shares we issue in connection with any such offering will increase the total number of outstanding shares and may dilute the economic and voting ownership interest of our existing shareholders.

Our stock price may be volatile, which could result in losses to our investors and litigation against us.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future.  These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry.  Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance.  General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of SCBT’s common stock, and the current market price may not be indicative of future market prices.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive.  Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and divert management’s attention and resources from our normal business.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading on The NASDAQ Global Select MarketSM, the trading volume in our common stock is lower than that of other larger financial services companies.  A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time.  This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.  Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

The existence of outstanding stock options issued to our current or former executive officers, directors, and employees may result in dilution of your ownership and adversely affect the terms on which we can obtain additional capital.

As of December 31, 2008, we had outstanding options to purchase 351,553 shares of our common stock at a weighted average exercise price of $26.94 per share.  All of these options are held by our current or former executive officers, directors, and employees.  Also, as of December 31, 2008, we had the ability to issue options and restricted stock to purchase an additional 365,858 shares of our common stock.  The issuance of shares subject to options under the equity compensation plans will result in dilution of our shareholders’ ownership of our common stock.

The exercise of stock options could also adversely affect the terms on which we can obtain additional capital.  Option holders are most likely to exercise their options when the exercise price is less than the market price for our common stock.  They profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

We have discretion in using/applying the net proceeds from our sale in October of 2008 of 1,010,000 shares of common stock to certain accredited investors pursuant to a private placement transaction and the net proceeds from the CPP transaction with the U.S. Treasury, and our profitability and the value of our common stock could be adversely affected if we fail to use the funds effectively.

We intend to use the net proceeds from the private offering for general corporate purposes, including, among other things, providing additional capital to our bank to support lending and potential growth. We have flexibility in applying the net proceeds of the private offering and the CPP transaction with the U.S. treasury. Our failure to apply these funds effectively could adversely affect our business by reducing our return on equity and inhibiting our abilities to expand and/or raise additional capital in the future.

State law and provisions in our articles of incorporation or bylaws could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if we were purchased by another company. State law and our articles of incorporation and bylaws could make it difficult for anyone to purchase us without the approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Our articles of incorporation provide that a merger, exchange or consolidation of SCBT with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a “Fundamental Change”), must be approved by the holders of at least 80% of our outstanding voting stock if the board of directors does not recommend a vote in favor of the Fundamental Change.  The articles of incorporation further provide that a Fundamental Change involving a shareholder that owns or controls 20% or more of our voting stock at the time of the proposed transaction (a “Controlling Party”) must be approved by the holders of at least (i) 80% of our outstanding voting stock, and (ii) 67% of our outstanding voting stock held by shareholders other than the Controlling Party, unless (x) the transaction has been recommended to the shareholders by a majority of the entire board of directors or (y) the consideration per share to be received by our shareholders generally is not less than the highest price per share paid by the Controlling Party in the acquisition of its holdings of our common stock during the preceding three years.  The approval by the holders of at least 80% of our outstanding voting stock is required to amend or repeal these provisions contained in our articles of incorporation. Finally, in the event that any such Fundamental Change is not recommended by the board of directors, the holders of at least 80% of our outstanding voting stock must attend a meeting called to address such transaction, in person or by proxy, in order for a quorum for the conduct of business to exist. If the 80% and 67% vote requirements described above do not apply because the board of directors recommends the transaction or the consideration is deemed fair, as applicable, then pursuant to the provisions of the South Carolina Business Corporation Act, the Fundamental Change generally must be approved by two-thirds of the votes entitled to be cast with respect thereto.

Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities.

Holders of the Series T preferred stock have rights that are senior to those of our common shareholders.

The Series T preferred stock that we issued to the U.S. Treasury on January 16, 2009 is senior to our shares of common stock and holders of the Series T preferred stock have certain rights and preferences that are senior to holders of our common stock.  The Series T preferred stock ranks senior to our common stock and all other equity securities of ours designated as ranking junior to the Series T preferred stock.  So long as any shares of the Series T preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock.  We and our subsidiaries also generally may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series T preferred stock for all prior dividend periods, other than in certain circumstances described more fully below.  Furthermore, the Series T preferred stock is entitled to a liquidation preference over shares of our common stock in the event of our liquidation, dissolution or winding up.

Holders of the Series T preferred stock may, under certain circumstances, have the right to elect two directors to our board of directors.

In the event that we fail to pay dividends on the Series T preferred stock for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two.  Holders of the Series T preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Holders of the Series T preferred stock have limited voting rights.

Except as otherwise required by law and in connection with the election of directors to our board of directors in the event that we fail to pay dividends on the Series T preferred stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive), holders of the Series T preferred stock have limited voting rights.  So long as shares of the Series T preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or our amended and restated articles of incorporation, the vote or consent of holders owning at least 66 2/3% of the shares of Series T preferred stock outstanding is required for (1) any authorization or issuance of shares ranking senior to the Series T preferred stock; (2) any amendment to the rights of the Series T preferred stock so as to adversely affect the rights, preferences, privileges or voting power of the Series T preferred stock; or (3) consummation of any merger, share exchange or similar transaction unless the shares of Series T preferred stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series T preferred stock remaining outstanding or such preference securities have such rights, preferences, privileges and voting power as are not materially less favorable to the holders than the rights, preferences, privileges and voting power of the shares of Series T preferred stock.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, including information incorporated herein by reference, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934.  The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements.  We caution readers that forward-looking statements are estimates reflecting our judgment based on current information, and are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results.  Such risks and uncertainties include, among others, the matters described in the “Risk Factors” of this prospectus and the following:

•	Credit risk associated with an obligor’s failure to meet the terms of any contract with any of our banks or otherwise fail to perform as agreed;

•	Interest rate risk involving the effect of a change in interest rates on our banks’ earnings and the market value of the portfolio equity;

•	Liquidity risk affecting our banks’ ability to meet their obligations when they come due;

•	Price risk focusing on changes in market factors that may affect the value of financial instruments which are “mark-to-market” periodically;

•	Transaction risk arising from problems with service or product delivery;

•	Compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards;

•	Strategic risk resulting from adverse business decisions or improper implementation of business decisions;

•	Reputation risk that adversely affects earnings or capital arising from negative public opinion;

•	Terrorist activities risk that result in loss of consumer confidence and economic disruptions;

•

Merger integration risk including potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the integration of TSB, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related-matters; and

•	Other economic, competitive, governmental, regulatory and technological factors affecting SCBT’s operations, pricing and services.

Some of the factors that could cause actual results to differ from those expressed or implied in forward-looking statements are described under “Risk Factors” in this prospectus and may be described in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporate by reference into this prospectus, including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q and in our other reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on our forward-looking statements.  Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling shareholders. See “Selling Shareholders” on page 15.  We will not receive any proceeds from these sales of shares of our common stock.

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 886,741 shares of common stock.  The following table sets forth, to our knowledge, certain information about the selling shareholders as of February 26, 2009, based on information furnished to us by the selling shareholders.  Each selling shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table.  All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in a private placement transaction that was completed on October 28, 2008, as described above under the heading, “Prospectus Summary — Recent Private Placement of Our Common Stock” beginning on page 1.

The shares of common stock sold in the private placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act.  The shares were offered only to persons who were accredited investors.  In connection therewith, the investors made to us certain representations, warranties, covenants and conditions customary for private placement investments.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Percentage of beneficial ownership is based on 11,322,178 shares of common stock outstanding as of February 26, 2009.  Shares shown as beneficially owned after the offering assume that all shares being offered are sold.  Since the date each of the selling shareholders provided information regarding its ownership of the shares, it may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act.  Information concerning the selling shareholders may change from time to time and, when necessary, any changed information known to us will be set forth in a prospectus supplement to this prospectus.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders named below.

The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of February 26, 2009 and the shares included in the offering.

	Shares of Common Stock
Name	Beneficially Owned Prior to the Sale of all Shares covered by this Prospectus (1)	Covered by this Prospectus	Beneficially Owned After the Sale of all Shares covered by this Prospectus	As a Percent of Total Outstanding After the Sale of Shares covered by this Prospectus (2)
McKesson HBOC, Inc. Profit-Sharing Investment Plan (nominee: (Flapper & Co.) (3)	14,250	2,800	11,450	*
American Bar Association Members Retirement Trust and the American Bar Association Members Pooled Trust for Retirement Plans (nominee: (Piratehook & Co.) (3)	40,538	8,100	32,438	*
United of Omaha Small Company Fund (nominee: (MG Trust Company FBO Mutual of Omaha) (3)	47,900	9,100	38,800	*
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Small Cap 2000 Portfolio (nominee: (Glasswind & Co.) (3)	50,039	10,700	38,339	*
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Small Cap 2000 Portfolio (Finwell & Co.) (3)	126,803	24,200	102,603	*
Harvey A. Cook and Kathi M. Cook (4)	17,850	17,850	—	*
Daniel A. Mixon	84,898	58,400	26,498	*
Robert O. Collins	388,078	178,570	209,508	1.6%
Commissum Financial Services Fund, LP (5)	10,000	10,000	—	*
John Hancock Regional Bank Fund (6)	222,324	222,324	—	*
John Hancock Bank & Thrift Fund (7)	110,389	110,389	—	*
Stieven Financial Investors, L.P. (8)	51,600	51,600	—	*
Stieven Financial Offshore Investors, Ltd. (9)	8,400	8,400	—	*
Banc Fund VI L.P. (10)	52,726	40,000	12,726	*
Banc Fund VII L.P. (11)	75,559	49,300	26,259	*
OZ Global Special Investments Master Fund, L.P. (12)	6,766	6,766	—	*
OZ Select Master Fund, Ltd. (13)	1,099	1,099	—	*
Gordel Holdings Limited (14)	2,327	2,327	—	*
OZ Master Fund, Ltd. (15)	74,816	74,816	—	*
Total	1,386,362	886,741	499,621	4.4%

*              Represents less than 1%

(1)           The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on a total outstanding number of 11,322,178 shares as of February 26, 2009.

(2)           Assumes that all shares of common stock covered by this prospectus will be sold.

(3)           Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(4)           Shares held as joint tenants with a right of survivorship.

(5)           Christopher Kelley and Tom Ihrke, General Partners of Commissum Financial Services Fund, LP, may be deemed to have voting and investment power over these shares.

(6)           Sue Curry and Lisa Welch, portfolio managers, may be deemed to have voting and investment power over these shares.

(7)           Sue Curry and Lisa Welch, portfolio managers, may be deemed to have voting and investment power over these shares.

(8)           Joseph A. Stieven, Stephen L. Covington, John L. Rodis and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the General Partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P., may be deemed to have voting and investment power over these shares.

(9)           Joseph A. Stieven, Stephen L. Covington, John L. Rodis and Daniel M. Ellefson, all managing directors of Stieven Capital Advisors, L.P, the investment manager of Stieven Financial Offshore Investors, Ltd., may be deemed to have voting and investment power over these shares.

(10)         Banc Fund VI L.P. is controlled by its general partner, MidBanc VI L.P.  MidBanc VI L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore.  Charles J. Moore may be deemed to have voting and investment power over these shares.

(11)         Banc Fund VII L.P. is controlled by its general partner, MidBanc VII L.P.  MidBanc VII L.P. is controlled by its general partner, The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore.  Charles J. Moore may be deemed to have voting and investment power over these shares.

(12)         Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Advisors II, LP, the General Partner of OZ Global Special Investments Master Fund, L.P., may be deemed to have voting and investment power over these shares.

(13)         Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of OZ Select Master Fund, Ltd., may be deemed to have voting and investment power over these shares.

(14)         Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of Gordel Holdings Limited may be deemed to have voting and investment power over these shares.

(15)         Daniel S. Och as the Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of OZ Master Fund, Ltd., may be deemed to have voting and investment power over these shares.

The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

Registration Rights

In connection with the private placement, we entered into a registration rights agreement with each of the selling shareholders.  The registration rights agreement contains cross-indemnification provisions between us and the selling shareholders.  However, no selling shareholder is required to provide indemnification pursuant to the registration rights agreement in an amount in excess of the proceeds of the sales of the registrable shares by such selling holder.

Pursuant to the registration rights agreement, we agreed to use our reasonable best efforts to (1) prepare and file a registration statement with the SEC registering the shares of common stock sold in this offering no later than 10 days after the date of closing of the private placement and (2) obtain a declaration of effectiveness of such registration statement no later than 100 days after the date of closing of the private placement.  We agreed to use our reasonable best efforts to keep the registration statement effective for resales until the earlier of (1) the date that all of the shares of our common stock sold in this offering have been resold thereunder or (2) one year from the closing, subject to our option to temporarily suspend such obligation for no more than 60 days in the aggregate (and for no more than 45 consecutive days) under certain circumstances.

This description of the form of registration rights agreement is intended to be a summary of the terms of the agreement that are material to a purchaser of our common stock. It does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the form of registration rights agreement, which is an exhibit to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

The selling shareholders and their pledgees, donees, assignees and successors-in-interest may, from time to time, sell in one or more transactions, any or all of their shares of our common stock referred to in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed prices, at prevailing prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The selling shareholders may use any one or more of the following methods when disposing of shares:

•                                          transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including The NASDAQ Global Select MarketSM, on which our common stock is listed for trading;

•                                          transactions otherwise than on these exchanges or systems;

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          sales to a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          transactions to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the SEC;

•                                          broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•                                          a combination of any such methods of sale; and

•                                          any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  These commissions and discounts may be in excess of those customary in the types of transactions involved to the extent permitted by applicable law.

In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.  The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus   As discussed below, any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may be permitted to offer and sell shares of common stock from time to time under a supplement or amendment to this prospectus that lists the pledgee, transferee or other successors in interest as selling shareholders.

Each selling shareholder has represented to us that such selling shareholder is neither a broker-dealer nor an affiliate of a broker-dealer.  If sales of shares offered under this prospectus are made to broker-dealers as principals, such broker-dealers would be “underwriters” within the meaning of the Securities Act and we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part.  In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

To the extent the selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.  If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

We have advised each selling shareholder that it may not use shares registered on this registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC.  If a selling shareholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be responsible for complying with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder including, without limitation, Regulation M, as applicable.  These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.  We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

We are required to pay our fees and expenses incident to the registration of the shares, estimated to be approximately $59,300 in total, but we will not receive any proceeds from the sale of the common stock.  However, a selling shareholder will pay all discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities.

We and the selling shareholders have agreed to indemnify one another against certain losses, claims, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.  We may be indemnified by the selling shareholders against civil liabilities that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

SELECTED FOURTH QUARTER AND FULL YEAR 2008 RESULTS

Fourth Quarter 2008 Results of Operations

The Company reported consolidated net income of $3.5 million, or $0.32 per diluted share for the three months ended December 31, 2008 compared to consolidated net income of $5.1 million, or $0.54 per diluted share for the fourth quarter of 2007, a $1.6 million or 31.0% decrease.  For the year ended December 31, 2008 and 2007, the Company reported net income of $15.8 million compared to $21.6 million, respectively, a decrease of $5.8 million, or 26.8%.  This resulted in diluted earnings per share of $1.52 and $2.32 for the year ended December 31, 2008 and 2007, respectively.

Earnings in the fourth quarter of 2008 were impacted by an OTTI charge related to other equities of $124,000, and a loss on bank owned life insurance (BOLI) policies of $260,000, the realized loss on Freddie Mac preferred securities of $383,000 and merger costs related to moving to a single charter of $405,000.  Earnings for the year ended December 31, 2008, were impacted by the OTTI charge, the loss on BOLI, the realized loss on Freddie Mac preferred securities of $10.14 million, and merger costs related to moving to a single charter.

During the fourth quarter of 2008, the Company’s average total assets (including a full quarter’s impact of the acquired assets from TSB Financial Corporation) increased by $389.3 million, a 16.4% increase over the fourth quarter of 2007.  The growth in average total assets was supported by growth in average total deposits of $305.9 million, an increase of 16.7% over the total in the fourth quarter of 2007.  Average earning assets for the quarter increased by $347.6 million, or 15.7%, compared to the fourth quarter of 2007.  The increase in average earning assets also includes a 5.8% decrease in average investment securities to $232.4 million, which includes the $9.8 million OTTI charge on Freddie Mac preferred stock impact for all of the fourth quarter.

The Company’s return on average assets (ROAA), return on average equity (ROAE), and return on average tangible equity (ROATE) for December 31, 2008 equaled 0.51%, 5.89%, and 8.46%, respectively, as compared to 0.86%, 10.76%, and 14.53%, respectively, for December 31, 2007.  Total year-to-date average shareholders’ equity at December 31, 2008 was $239.8 million, an increase of 26.5% from December 31, 2007.  This increase is due primarily to the issuance of 1,010,000 shares of common stock in October.  Annualized operating ROAE for the quarter was 7.14%, down from 11.86% for the fourth quarter of 2007.  Annualized operating ROATE for the fourth quarter decreased to 10.20% from 15.98% for the comparable period in the prior year, and decreased from 16.88% in the third quarter of 2008.

Asset Quality

Annualized net charge-offs decreased to 0.35% from 0.41% experienced in the third quarter of 2008; but increased from 0.15% experienced in the fourth quarter of 2007.  During the fourth quarter, non-performing assets (NPAs) as a percentage of loans and repossessed assets increased to 0.91% compared to 0.33% one year ago and 0.66% for the third quarter of 2008.  NPAs to total assets at December 31, 2008 were 0.76% compared to 0.27% at the end of 2007 and 0.54% at the end of the third quarter 2008.  The increase in NPAs continues to reflect the pressure within the real estate market and within the economy as a whole.  Compared to the banking industry, we believe that our asset quality remains manageable.  During the fourth quarter, the Company’s other real estate owned (“OREO”) increased $3.6 million from the end of the third quarter.  Nonaccrual loans increased $3.1 million from the third quarter of 2008, and by $9.3 million from the end of 2007.

At December 31, 2008, nonperforming loans totaled $14.9 million, representing 0.64% of period-end loans.  Other real estate owned at the end of the fourth quarter was $6.1 million, an increase from $2.5 million at the end of the third quarter 2008 and from $490,000 at the end of 2007.  The allowance for loan losses at December 31, 2008 was $31.5 million and represented 1.36% of total period-end loans.  The current allowance for loan losses provides 2.11 times coverage of period-end nonperforming loans.  In the fourth quarter, net charge-offs were $2.0 million, or an annualized 0.35% of average loans compared to $728,000, or 0.15% in the same period of 2008 and $2.3 million, or 0.41% in the linked quarter.  The provision for loan losses was $4.4 million for the fourth quarter of 2008 compared to $1.6 million for the comparable quarter one year ago, and $2.8 million in the third quarter of 2008.

Loans and Deposits

The Company increased total loans 11.2% since the fourth quarter of 2007, driven by continued growth in commercial real estate loans and home equity loans.  Total loans outstanding were $2.3 billion at December 31, 2008 compared to $2.1 billion for the year ended December 31, 2007.  The balance of mortgage loans held for sale increased $4.3 million from the third quarter of 2008 to $15.7 million at December 31, 2008, and was lower than the balance at December 31, 2007 of $17.4 million reflective of the overall slow down within the mortgage banking industry and the tightening of credit.

Deposits increased in most categories except for demand deposits and money market accounts.  Deposits increased by a total of $14.5 million, or 2.7% annualized, from the end of the third quarter of 2008, with the largest growth occurring in small denomination (less than $100,000) certificates of deposit and NOW accounts.  The Company continues to reduce rates paid on the various deposits in order to manage its net interest margin within acceptable levels.  The Company continued to increase slightly the use of brokered deposits during the fourth quarter over the third quarter of 2008.  This increase totaled $3.8 million.  With the modest increase in overall deposits and the additional capital raised in October of the fourth quarter, the Company was able to fund all of its loan growth as well as reduce its balance of federal funds purchased during the fourth quarter.  Total deposits outstanding at the end of the fourth quarter of 2008 were $2.2 billion, an increase of $225.4 million, or 11.7%, compared to the end of 2007.

Net Interest Income and Margin

Non-taxable equivalent net interest income (before provision for loan losses) was $24.6 million for the fourth quarter of 2008, up 14.1% from $21.6 million in the comparable period last year.  Tax-equivalent net interest margin decreased 5 basis points from the fourth quarter of 2007 to 3.86%.  Compared to the linked third quarter of 2008, tax-equivalent net interest margin remained unchanged.  With the decline in interest rates by the Federal Reserve, the Company has continued to aggressively manage deposit pricing and funding sources during the fourth quarter of 2008 and limited the amount of margin compression.  The increase in non-performing assets continued to pressure the margin, and we have reduced the net interest margin for these assets in these difficult economic conditions.  With the efforts of raising new capital and aggressively managing our deposits and funding sources, the net interest margin decreased 5 basis points compared to the fourth quarter of 2007.  On a year-to-date basis, the margin has declined 2 basis points from 3.85% in 2007 to 3.83% in 2008.

The Company’s average yield on interest-earning assets decreased 111 basis points while the average rate on interest-bearing liabilities decreased 131 basis points from the fourth quarter of 2007.  During the fourth quarter of 2008, the Company’s average total assets increased to $2.77 billion, a 16.4% increase over the fourth quarter of 2007.  The increase reflected a $373.9 million increase in average total loans to $2.3 billion from the fourth quarter of 2007, the result of the strong loan growth during 2008.  The increase in volume of loans at lower current market rates combined with variable rate loan resets resulted in the average yield on loans falling by 128 basis points compared to the fourth quarter of 2007.  Average investment securities were $232.4 million at December 31, 2008, or 5.8% lower than the balance in 2007.  The growth in average total assets was supported by growth in average total deposits of $305.9 million, an increase of 16.7% from the fourth quarter of 2007.

Noninterest Income and Expense

Noninterest income was $6.1 million for the fourth quarter of 2008, compared to $6.6 million for the fourth quarter of 2007.  Noninterest income in the fourth quarter was impacted by a $383,000 loss on Freddie Mac preferred securities, a $260,000 loss on BOLI and a $124,000 OTTI charge related to other equities.  Mortgage banking income increased by

$47,000, or 7.4%, reflecting the reduction in interest rates and the government’s attempt to loosen credit.  Selected other increases in noninterest income during the fourth quarter of 2008 were as follows:  an increase in bankcard services income of $83,000, or 7.8%; and a $59,000, or 9.9%, increase in trust and investment services income.  The increases listed above were more than offset by the following items during the fourth quarter of 2008:  an additional loss recorded on the sale of its Freddie Mac preferred stock of $383,000, an OTTI charge of $124,000 related to certain equity investments held at the holding company, and a loss on BOLI policies of $260,000.

Noninterest expense was $20.9 million in the fourth quarter of 2008, up $2.0 million or 10.5%, from $18.9 million in the comparable period in 2007.  During the fourth quarter, the Company incurred numerous charges including the cost related to moving to a single bank charter of $405,000; severance pay of $130,000; marketing cost of $378,000; OREO expenses were higher by $506,000; FDIC assessments were higher by $254,000; property tax increased by $174,000; and cost related to collection of loans increased $97,000.  The full quarter impact of the five TSB offices is reflected in each line item of noninterest expense compared to 2007 when there was only one month of charges.

During the first quarter of 2008, the Company reclassified mortgage loan commission costs paid to originators previously recorded as compensation expenses into mortgage banking income to net the two amounts.  The result of these reclassifications for the first and second quarters of 2008 and prior periods was to decrease both noninterest revenue and noninterest expense.  The reclassification had no impact on net income or equity in any of the reported periods.

Quarterly Cash Dividend

A quarterly cash dividend of $0.17 per share was paid on February 20, 2009 to shareholders of record as of February 6, 2009.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered by this prospectus have been passed upon by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by J.W. Hunt and Company, LLP, an independent registered public accounting firm, as stated in their report.  Such report is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a post-effective amendment No. 2 on Form S-3 to the Form S-1 registration statement for the securities under the Securities Act of 1933, as amended (“Securities Act”).  This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement.  Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees.  You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.  You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except to the extent that any such incorporated information is modified or superseded by information included directly in this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•                                          Annual Report on Form 10-K for the year ended December 31, 2007;

•                                          Quarterly Reports on Form 10-Q for the quarters ended September 30, 2008, June 30, 2008, and March 31, 2008;

•                                          Current Reports on Form 8-K filed March 5, 2009, January 16, 2009, January 8, 2009, January 6, 2009, December 23, 2008, October 28, 2008, September 23, 2008, September 9, 2008, July 30, 2008, May 21, 2008, April 23, 2008, and March 21, 2008; and

•                                          The description of our common stock contained in the Registration Statement on Form 8-A filed on March 8, 2004, as amended by Current Reports on Form 8-K filed on December 23, 2008, December 31, 2008 and January 16, 2009.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request.  Written requests for copies should be directed to Attn:  Richard C. Mathis, SCBT Financial Corporation, 520 Gervais Street, Columbia, South Carolina, 29201.  Telephone requests for copies should be directed to Mr. Mathis at (803) 765-4618.